Exhibit 5.1

August 12, 2016

Sevcon, Inc.

155 Northboro Road

Southborough, Massachusetts 01772

Re: Sevcon, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as counsel for Sevcon, Inc., a Delaware corporation (the “Company”), in connection with the proposed registration of up to 1,686,000 shares of common stock, consisting of 1,124,000 shares issued and outstanding (the “Outstanding Shares”) and 562,000 shares of common stock (the “Warrant Shares” and collectively with the Outstanding Shares, the “Shares”) issuable upon the exercise of currently exercisable common stock purchase warrants (the “Warrants”). The Shares are being registered for resale on the above-referenced registration statement (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933 (the “Securities Act”).

We have acted as counsel for the Company in connection with the preparation of the Registration Statement. For purposes of this opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary.

This opinion is limited to the law of the State of Delaware and the federal laws of the United States.

Based upon and subject to the foregoing, we are of the opinion that:

(i) the Outstanding Shares have been duly authorized and validly issued and are fully paid and non-assessable; and

(ii) assuming due exercise of the Warrants in accordance with their respective terms, the Warrant Shares will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable.

We hereby consent to the use of our name in the Registration Statement and consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. This opinion may only be used in connection with the offer and sale of the Shares while the Registration Statement is in effect.

Very truly yours,

/s/ LOCKE LORD LLP

LOCKE LORD LLP